

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Martin A. Mattingly
Chief Executive Officer
Trimeris, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina 27713

> **Re:** **Trimeris, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 13, 2011**
> **File No. 333-175512**

Dear Mr. Mattingly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interview, telephone, or telegram and all other soliciting material that will be furnished to security holders of either company.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that are not cited as examples, please make the appropriate changes in accordance with our comments.

3. Please tell us what consideration has been given to filing the material agreements of Synageva BioPharma Corp. as exhibits to this registration statement. If you have

concluded that these agreements need not be filed at this time, please provide your analysis and tell us which agreements will be filed after the merger and when you will file them. See Regulation S-K CDI 246.08. We may have additional comments.

Questions and Answers About the Merger
The Trimeris Special Meeting and the Synageva Special Meeting, page 1

4. Please include a separate question and answer discussion what steps the parties took to alleviate any potential conflicts of interest. To the extent no steps were taken, please disclose the reason for not taking such steps.

Summary
The Companies, page 11

5. Please expand the description of Trimeris to clearly explain that the company has no manufacturing, sales, marketing or distribution capability, and has not staffed a research and development function since 2008.

6. Please expand the discussion of Synageva to clarify the company does not have any commercially available products and disclose that you have recently commenced two Phase I/II clinical trials for SBC-102. In addition, please define the terms "orphan designation" and "fast track designation."

Treatment of Synageva Stock Options and Warrants, page 13

7. Please revise to disclose the number of shares of Synageva common stock underlying the outstanding stock options, warrants and other rights to purchase or acquire the capital stock of Synageva outstanding prior to the merger.

Interests of Directors and Executive Officers in the Merger, page 14

8. Please expand your disclosure here and on page 33 briefly summarize and quantify the conflicts or differing interests of each of the directors and executive officers of each company as compared to those of the respective stockholders of that company. For example,
   - For the executive officers and directors of Trimeris, please disclose the percentage of ownership by Dr. Baker and Mr. Baker after the merger, the amount of cash and other severance to which Dr. Mattingly and Mr. Thomas will become entitled following the merger and number of shares and aggregate value of those shares that will be subject to accelerated vesting.
   - For the executive officers and directors of Synageva, please disclose the approximate percent of shares of the combined company that each officer and director will hold and have options to acquire following the merger and the

> aggregate amount of the salaries of the executive officers of the combined
> company following the merger.

Conditions to the Completion of the Merger, page 17

9. Please revise the discussion to indicate which of the conditions can be waived. For
   example, is the effectiveness of the registration statement or an event or development that
   has a material adverse effect on either party a condition that can be waived?

Risk Factors, page 20

10. Please expand your disclosure to identify some of the key risks relating to the merger.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 27

11. It appears that the Synageva pro forma equivalent data is based on its percentage of
    ownership of the combined company. Tell us how this calculation complies with the
    Instructions to paragraphs (e) and (f) to Item 3 of Form S-4 to calculate the equivalent pro
    forma per share amounts for one share of the company being acquired by multiplying the
    per share amounts by the exchange ratio.

Market Price Data and Dividend Information, page 28

12. Please revise your disclosure to indicate the effect of the transaction on the amount and
    percentage of beneficial holdings of each of the greater than five percent beneficial
    holders, each director and nominee and all directors and officers as a group, and
    Trimeris' present commitments to these holders. See Item 201(b)(2) of Regulation S-K.

Cautionary Statement Regarding Forward-Looking Statement, page 30

13. We note the statement that the proxy statement/prospectus includes forward-looking
    statements within the meaning of the safe harbor provisions of the U.S. Private Securities
    Litigation Reform Act of 1995. As Synageva is not currently a U.S. reporting company,
    Synageva is not eligible for the safe harbor. Please revise to clarify that the safe harbor
    does not apply to forward-looking statements relating to Synageva.

14. In this section and on page 39, you reference risks described in Trimeris' Annual Report
    on Form 10-K for the fiscal year ended December 31, 2010 and in subsequent reports on
    Forms 10-Q and 8-K and other filings made with the SEC by Trimeris. Please revise
    your disclosure here and on page 39 to remove the references to risks described in other
    filings and expand your disclosure in this registration statement to include a full and
    complete discussion of the material risks.

Risk Factors
"The failure to integrate successfully the businesses of Trimeris and Synageva…," page 35

15. We note Trimeris has no manufacturing, sales or research and development operations. We also note Trimeris currently leases 250 square feet of office space, has three employees none of whom are technical scientific staff, and that apparently none of Trimeris' personnel will continue employment with the company subsequent to the merger. Please expand the discussion to describe why you consider the integration of the two companies will be complex.

"The Merger will result in changes to the Trimeris board of directors…," page 35

16. We note the statement that the composition of the board after the merger "may affect the business strategy and operating decisions of the combined company…." We also note your discussion in the sections describing the background and reasons for the merger. Please expand the discussion to clarify whether you anticipate a business strategy and operating decisions that differ materially from that described in the aforementioned sections. If so, please expand the discussion to address the nature of and reasons for these possible changes.

"If the combined company is unable to retain and recruit qualified scientists and advisors….," page 36

17. Please state whether Synageva maintains employment contracts with its key personnel and disclose the term and termination provisions of these agreements, if applicable.

18. To the extent Synageva has experienced difficulties attracting and retaining key personnel, please revise the discussion to address these difficulties. Also, please disclose whether any key personnel have plans to retire or leave Synageva or the combined company in the near future.

"The success of the combined company will depend in part on relationships with third parties…," page 36

19. We note that one of the risks you face is the ability to maintain and renew existing relationships. If any such third parties have indicated intent to cancel agreements or arrangements due to the merger, please provide disclosure about this situation. Additionally, if any of Trimeris' material agreements include provisions allowing the other party to terminate an agreement upon a change in control, please disclose this information along with the identity of the other party, the nature of the agreement, and the effect any such termination may have on your business.

<u>"Trimeris depends on patents and proprietary rights…," page 42</u>

20. To the extent Synageva has experienced difficulties concerning patent infringement or other patent risks described in this risk factor, please revise the discussion to address these difficulties. For example, please expand your risk factor to describe the litigation and subsequent settlement with Novartis.

<u>"Trimeris' quarterly operating results are subject to fluctuations…," page 44</u>

21. As a bullet point in this risk factor you disclose that the recent changes in the terms of Trimeris' relationship with Roche is a factor in the fluctuations of Trimeris' operating results. Given Trimeris' dependence on this relationship, please consider whether the risk of additional changes in the terms of this relationship should be separately addressed in a new risk factor.

<u>"Synageva is largely dependent on the success of its leading product candidate, SBC-102…,"
page 45</u>

22. Please expand your risk factor to disclose that Synageva is currently conducting two Phase I/II clinical trials for SBC-102.

23. Please expand your disclosure throughout the registration statement to disclose the specific date in which each of the trials commenced.

<u>"Synageva may find it difficult to enroll patients in its clinical trials," page 47</u>

24. We note that Synageva is developing products to treat rare diseases. Please expand the discussion to indicate the number of eligible patients you need to participate in each clinical trial required by the FDA and the number of eligible patients you have enrolled in each to date.

<u>"If Synageva preclinical studies do not produce positive results…," page 47</u>

25. If you are aware of any adverse effects, please identify them in this section or consider including a separate risk factor discussing the adverse effects.

<u>"Synageva has not obtained marketing approval…," page 48</u>

26. Please expand the discussion to quantify the amount of time that may be required to complete your clinical trials for SBC-102. In this regard, we note you do not anticipate generating any revenue from the direct sale of products for several years, if ever.

"Synageva is exposed to product liability and preclinical and clinical liability risks…," page 50

27. Please expand the discussion to indicate whether you currently carry product liability insurance and the extent of such coverage. In addition, please disclose the cost of such coverage, if material.

"Synageva is dependent on certain license relationships." page 53

28. Please expand your disclosure in this risk factor to identify the third parties and licensed technology that is critical to Synageva's business.

"Synageva will be dependent on orphan drug status to commercialize SBC-102." page 53

29. Please revise the heading of this risk factor to also discuss the risk that another company may receive marking approval for the same indication prior to Synageva.

"Synageva may be unable to raise the substantial additional capital it will need…," page 53

30. Please expand the discussion to quantify the amount of additional financing you expect the combined company will need, when you expect you will need the additional financing and the stage of development you expect these funds to achieve. In addition, please clarify whether your estimate of the length of time your current resources will last include the funds available to you as a result of the proposed merger.

The Merger
What Synageva Stockholders Will Receive in the Merger, page 55

31. Please expand your disclosure in this section to disclose how the Exchange Ratio is calculated.

Background of the Merger, page 57

32. You disclose that on September 23, 2010, after almost three years of litigation, Trimeris and Roche entered into a settlement agreement with Novartis resolving the litigation over FUZEON. Please file a copy of this agreement pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with your analysis as to why you are not required to file this agreement.

33. We note the establishment of the Trimeris Special Committee on March 10, 2011 to consider strategic and other alternatives the company might pursue to increase stockholder value. Please expand the discussion to describe the review and evaluation conducted by the Special Committee with respect to each of the alternatives you have described and indicate the reasons the Special Committee determined the merger with

Synageva was the best value for the Trimeris shareholders and why the other alternatives were ultimately rejected.

34. Please expand the discussion to provide the information requested by Item 1015(b) of Regulation M-A, including more specific descriptions of the information discussed at the meetings and any material relationship between the respective companies and outside parties. See Item 4(b) of Form S-4.

35. If one of the alternatives considered was liquidation, please expand the discussion to provide the estimated liquidation value and the components used for this calculation.

36. Please expand the description of the electronic data rooms created by Trimeris and Synageva that was available to interested companies. For example, what information was in the data room? To whom was the data room made available and how many companies viewed the data room?

37. We note the reference to the March 27, 2011 meeting between MTS Health Partners and the Special Committee. We also note that MTS eliminated from the list of potential candidates, at the request of the Special Committee, companies with a market valuation of less than $25 million and companies whose lead product programs were in clinical trials earlier than Phase II. Since Synageva does not appear to satisfy either of these criteria established by the Special Committee, please expand the discussion to explain why the Special Committee changed its criteria. In addition, please discuss whether and the extent to which the Special Committee reconsidered other companies that did not satisfy its original selection criteria.

38. Please expand the discussion concerning the potential transactions with Companies A,B, C and D to indicate the cash resources then available to each company and the percentage ownership Trimeris' shareholders may have held in the combined companies. In addition, please provide the valuations submitted by these companies relative to each respective company and for Trimeris.

39. Please expand the discussion to disclose the ownership ratio included in the merger agreements provided to Synageva and Company B on May 13, 2011.

40. To the extent the parties exchanged projections, forecasts or other non-public information during this time, please provide us with a supplemental copy of this information, revise your document to describe the information that was exchanged and consider whether the information should be filed. If you believe the information is not material and therefore not required to be filed, please provide an analysis supporting your determination.

41. We note the reference to BML Capital Management's objection to the merger. Please expand the discussion to indicate the reasons for such objection and update the status of this matter as may be necessary.

Opinion of the Financial Advisor to the Special Committee of the Trimeris Board of Directors, page 77

42. Please revise your disclosure in your second paragraph to clarify that your disclosure summarizes all material terms of MTS Securities' opinion.

43. To the extent MTS Securities prepared briefing materials or other information to be presented to the committee or the board of directors, please file a copy of those briefing materials as exhibits to your registration statement. See Items 4(b) and 21(c) of Form S-4.

44. Please revise your disclosure to state whether or how you instructed your advisor with respect to this opinion, and whether or not you imposed any limitations on the advisor in connection with the underlying investigation. If no such instructions were given or limitations imposed, please revise your disclosure to so state.

Preliminary Liquidation Analysis, page 80

45. We note the calculation of liquidation value included a reserve to cover potential future liabilities. We also note the reference to management's assumption that absent an active company, "Trimeris shareholders would be at a material risk of not collecting optimal future royalty revenue and the discount rate should reflect such increased risk." Accordingly, in determining liquidation value discount rates of 15% to 25% were applied "commensurate with the increased risk of collecting FUZEON royalties." Please elaborate on the rationale for using a discount rate ranging from 15% to 25% and tell us whether such range is consistent with liquidation valuations generally and/or situations where reserve funds may be established for contingencies.

Synageva Valuation Analysis, page 81

46. Please consider a risk factor discussing the fact your fairness opinion evaluated the value of Synageva and the combined company assuming regulatory approval for a product currently in development and estimated revenues from product sales. If you do not believe risk factor disclosure is warranted, please explain the basis for your belief.

47. You disclose that Synageva management suggested that, as far as they know, enzyme replacement therapies that made it to human clinical trials have a very high probability of clinical success. Please provide us with Synageva's basis for this statement and the similar statements on pages 121 and 172.

48. You disclose that Trimeris' senior management advised MTS Securities to apply probability of success adjustments of 20%, 45%, and 70% to the Synageva projections based on the outcome of technical and regulatory due diligence to account for the risk

Martin A. Mattingly
Trimeris, Inc.
August 9, 2011
Page 9

associated with achieving Synageva management forecasts. In addition, to account for potential risk associated with the size of the commercial market of SBC-102, Trimeris' senior management instructed MTS Securities to develop a forecast scenario whereby revenue is decreased by 20%, 40%, and 60% without reducing the related research and development spending required for approval of SBC-102. Please elaborate on how Trimeris' management arrived at these percentages.

Methodology for Estimating Probability of Success (POS) Adjustments, page 81

49. Based on your disclosures, it appears that MTS Securities did not calculate a probably of success adjustment, but was instructed to use specific percentages determined by Trimeris' senior management. If true, please disclose that MTS Securities did not calculate the probability of success adjustment, was instructed to use specific percentages determined by Trimeris' senior management and why it did not believe that this calculation was necessary for their analysis of fairness. Please also consider adding a risk factor that addresses the risks associated with Trimeris' senior management solely determining this adjustment.

Public Trading Comparable Companies Analysis, page 82

50. Please disclose the market value, enterprise value, and the multiples for each of the comparable companies selected for review in the analyses.

51. Please disclose whether MTS Securities applied a discount to account for the fact that Synageva is not a publicly traded company. If so, please disclose the amount of the discount and how such discount was determined. If not, please disclose why MTS Securities did not believe a discount was necessary.

Forward Discounted Revenue Multiple Analysis, page 82

52. Please disclose the market value, enterprise value, revenue multiple and the incremental number of years for each of the comparable companies selected for review in the analyses.

53. Please explain why MTS Securities chose to apply a discount rate that is commensurate with the cost of capital for profitable biotechnology companies.

Discounted Cash Flow Analysis, page 83

54. Please disclose the terminal value, P/E multiples and revenue multiples for each of the comparable companies selected for review in the analyses.

Material U.S. Federal Income Tax Consequences of the Merger, page 97

55. Please revise the discussion in the first paragraph to indicate the discussion that follows is a summary of the "material" tax consequences rather than "certain" tax consequences.

Voting Agreements, page 116

56. We note that Ten Partners and Chris Heberlig entered into a voting agreement with Trimeris and Synageva. We also note that these persons are not included in the Synageva Security Ownership of Beneficial Owners and Management section on page 210. Please provide us with a detailed analysis which supports your conclusion that the voting agreements with these persons are consistent with the first bullet point identified in Securities Act Forms CDI 225.10.

Information About the Companies
Synageva BioPharma Corp., page 120

57. You disclose here and on page 171 that Synageva's proprietary protein production platform has proven its ability to address these difficulties in multiple instances and potentially provides a unique opportunity for Synageva in the rare disease space. Please provide your basis for the statement that the platform has "proven" this ability.

Trimeris Proposals
Trimeris Proposal No. 2
Reasons for the Reverse Stock Split, page 130

58. Please expand the discussion to indicate who will actually determine the ratio for the reverse stock split. In this regard, we note Section 4.4 of the Agreement and Plan of Merger and Reorganization provides that Synageva will determine the fractional number for the reverse stock split. Please similarly revise Proposal No. 3.

59. We note the merger agreement requires NASDAQ Global Market listing and the reverse stock split is expected to increase Trimeris stock price so that the combined company is able to meet initial listing requirements. Please expand the discussion to indicate the criteria, if any, for the ratio to be used for the reverse stock split. For example, do you intend to use a ratio that may result in an approximate $4 per share price or a larger ratio in an attempt for a higher price per share subsequent to the reverse stock split.

60. We note the last sentence of the overview section of this proposal states "the approval of the Reverse Stock Split Proposal is necessary to enable Trimeris to issue the required number of shares of Trimeris common stock issuable to Synageva stockholders in connection with the merger." This consideration is not described in the section entitled "Reasons for the Reverse Stock Split." Please advise or revise.

Effects of the Reverse Stock Split, page 131

    61. We note the reverse stock split will increase the number of unissued shares relative to issued shares. Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares as a result of the reverse stock split, other than in connection with the proposed merger.

Trimeris Proposal No. 3, page 135

    62. Please expand the discussion to indicate the criteria, if any, for determining the number of additional shares that will be authorized. In this regard, we note the additional authorized shares that may result if the proposal for a reverse stock split is approved.

    63. We note the statement that other than the shares issuable in the merger, the Trimeris board has no other plans to issue the additional shares of common stock. Since Section 4.4 of the Agreement and Plan of Merger and Reorganization provides for the number of increased authorized shares to be determined by Synageva, please expand the discussion to state whether Synageva has any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares, other than in connection with the proposed merger.

Synageva's Business, page 171

    64. The connection, if any, between the relationships of Synageva's management with key experts in the disease field and the commercial success of Synageva appears unclear. Please advise or revise throughout your registration statement.

    65. Please delete your statement suggesting the market for your proposed product relative to the products referenced. In this regard, we note your current stage of development and the absence of the basis for the statements made. In addition, we also note your statement on page 180 concerning the commercial potential for your most advanced program.

    66. We note the statement concerning the number of individuals per million that are affected by LAL Deficiency. We also note the study was conducted in Western Europe. Please expand your disclosure to note whether there are any variations or potential variations in this incidence rate based on continent, racial, cultural or other factors. We may have additional comments.

    67. We note that LAL Deficiency is a lysosomal storage disorder and you have referred to several other lysosomal storage disorders such as Gaucher Disease, Fabry Disease and Pompe Disease. Please clarify whether you intend to develop SBC-102 for the treatment of these diseases.

68. We note your statements in the second paragraph on page 174 and your statements in the sections "Early Onset LAL Deficiency" and "Late Onset LAL Deficiency." Please revise your disclosure to identify the article, study or report that supports the facts noted.

Clinical Development, page 178

69. Please expand the discussion concerning the infant receiving SBC-102 treatment to indicate the date and age of the infant when treatment began.

70. Please disclose the number of eligible patients Synageva has enrolled in trial to date.

71. Please disclose when Synageva intends to initiate the trial to evaluate the safety and efficacy of SBC-102 in both adults and children with late onset LAL Deficiency.

Commercialization, page 180

72. You disclose that Synageva has worked with a leading medical laboratory to make kits available for performing a diagnostic test for late onset LAL Deficiency. Please disclose whether FDA approval of the diagnostic test is necessary for the commercial use of the test. If so, please disclose whether Synageva intends to seek this approval.

Patents and Proprietary Rights, page 183

73. Please describe the material terms of any license agreements into which Synageva has entered with regard to its intellectual property. Please identify the licensor and include the following information, to the extent applicable:
    - The amounts paid to date;
    - The aggregate potential milestone payments;
    - The percentage range of royalties;
    - Term; and
    - Termination provisions.

Trimeris Security Ownership of Certain Beneficial Owners and Management, page 208

74. Please identify the natural person(s) with investment or voting power of the securities held by Healthcor.

Synageva Security Ownership of Certain Beneficial Owners and Management, page 210

75. Please identify the natural person(s) with investment or voting power of the securities held by New Leaf Ventures and Tullis Dickerson Affiliates.

Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Description of Transactions and Basis of Presentation
Basis of Presentation, page 223

76. Please revise your disclosure related to the merger to address the following:
   - Indicate, if true, that the business combination will be accounted for under the acquisition method, as described in ASC 805-10-05-4, and not the purchase method.
   - It appears that reference to the allocation of the purchase price is inconsistent with ASC 805-20. Under ASC 805-20, the acquirer generally should measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at acquisition date fair value. Please revise your disclosure, as appropriate.
   - It appears that the pro forma amounts are preliminary. If the transaction is structured in such a manner that significantly different results may occur, provide additional pro forma presentations that give effect to the range of possible results. The additional results may be of equal prominence or lesser, depending on the facts and circumstances. Refer to Rule 11-02(b)(8) of Regulation S-X.

77. It appears that the settlement transaction with Roche presented in your pro forma financial statements is not related to the merger agreement with Synageva. Please remove pro forma adjustments (F) and (D) and all references related to the Roche settlement agreement or provide us an analysis that supports your presentation under Article 11 of Regulation S-X.

3. Pro Forma Adjustments, page 225

78. Regarding pro forma adjustment (B), please remove the reference to "…and records the estimated fair value of acquired identifiable intangible assets arising from the merger" as it appears pro forma adjustment (C) represents the adjustment.

Synageva BioPharma Corp.
Report of Independent Registered Public Accounting Firm, page F-38

79. Please have your auditors provide you with a revised audit report that indicates the city and state where issued in compliance with Article 2-02(a) of Regulation S-X.

Synageva BioPharma Corp
Interim Financial Statements
5. Convertible Notes and Convertible Preferred Stock
Convertible Notes, page F-69

80. Please provide us with your analysis under ASC 815 to explain why the embedded conversion option is not separated from the debt.

Opinion of Financial Advisor – Annex D

81. The fairness opinion and its summary in the registration statement includes the following disclosure:

It is understood that our opinion set forth below is for the information of the Special Committee of the Board of Directors of Trimeris in connection with its consideration of the Merger and may not be used for any other purpose without our prior written consent. All advice and opinions (written and oral) rendered by us are intended for the use and benefit of the Special Committee of the Board of Directors of Trimeris, and they may not be used for any other purpose without our prior written consent, except that a copy of this letter may be included in any filing Trimeris is required to make with the U.S. Securities and Exchange Commission in connection with the Merger to the extent the inclusion and distribution of this letter is required by law and so long as this letter is included in such filing in its entirety and the form of any description of or reference to us or our opinion set forth below or any analyses undertaken by us is approved by us in advance of such filing.

The limitation on reliance by shareholders contained in the fairness opinion provided by MTS Securities could be interpreted as a disclaimer to your shareholders' ability to rely on this opinion and is, in the opinion of the Staff, inconsistent with the disclosures relating to the opinion and should be deleted. Alternatively, if you wish to retain this limitation, you must include in your registration statement the following language:

- A statement disclosing the basis for MTS' belief that shareholders cannot rely upon the fairness opinion to support any claims against MTS arising under applicable state law (e.g. the inclusion of an express disclaimer in MTS' engagement letter with you);
- A description of any applicable state law authority regarding the availability of such potential defense or, in the absence of such authority, a statement that the availability of such defense will be resolved by a court of competent jurisdiction;
- A statement that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law; and
- A statement that the availability of such a state law defense to MTS would have no effect on the rights and responsibilities of either MTS or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Don Abbott, Review Accountant, at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Carl R. Sanchez, Esquire
Paul, Hastings, Janofsky & Walker LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121